11552 Prosperous Drive Odessa, FL 33556 727-375-8484 X205 Judy.norstrud@daisanalytic.com www.daisanalytic.com

December 9, 2010

Mr. John Cash, Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re: Dais Analytic Corporation

Form 10-K for the year ended December 31, 2009

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

File No: 000-53554

Dear Mr. Cash:

We are in receipt of your correspondence dated September 27, 2010 with respect to the above referenced filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements, page 3

1.	We note your response to prior comment five from our previous letter dated September 27, 2010. We remind you to revise future filings to clarify that your revenue recognition policies for Genertec America, Inc. and CAST Systems Control Technology Co., Ltd are the same as your policy for other customers, as indicated in your response. We also remind you to revise future filings to disclose the reasons for increases in accounts receivable/days outstanding and your basis for assessing collectability, as also indicated in your response.

Response: In future filings, we will clarify that, unless otherwise indicated in the footnotes, the revenue recognition policy applies to all customer sales and contracts. Also, we will revise future filings to add a discussion of the reasons for increases to our accounts receivable/days outstanding and our basis for assessing collectability.

Note 4. Notes Payable, page 10

2.	We note your response to prior comment three from our previous letter dated September 27, 2010. We remind you to revise future filings to provide the information in your response. Additionally, please tell us and clarify in future filings, when each group of warrants were issued.

Response: We have included in our accounting policies footnote the Black Scholes assumptions for warrants issued in 2009 and 2010. For the warrants issued to induce conversion of debt, we will revise our future filings to disclose further detail regarding the variables used in the Black Scholes calculation and the periods of time when the warrants were issued. The warrants were issued during the following months:

February 2009	124,875
March 2009	999,000
April 2009	416,250
August 2009	124,875

1,665,000

September 2009	162,500
October 2009	412,500

575,000

December 9, 2010

Page two

Note 6. Stock Options and Warrants, page 12

3.	We note your response to prior comment four from our previous letter dated September 27, 2010. Please further clarify for us the specific terms of the anti-dilution provisions in the warrants and your analysis of these provisions under ASC 815-40-15-7.

Response: We have reviewed the consulting agreement and considered the guidance in ASC 815-40-15-7 and we have determined that the settlement provisions of the anti-dilution feature compensate only to the extent of dilution directly attributable to a Company-initiated transaction and do not compensate due to market driven dilution. The specific anti-dilution features are as follows “stock dividends, split-up, reclassification or combination of the Company’s share, exchange of stock for other Company stock, or certain capital reorganizations or reclassification of the capital stock or consolidation, merger or sale of substantially all of the Company’s assets.” As these provisions do not compensate the holders for any market driven events, the warrants are indexed to the Company’s common stock. We will revise future filings to ensure that the disclosure clearly states that these anti-dilution provisions are compatible with instruments indexed to the Company’s own common stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16 Results of Operations, page 17

Summary of Nine Months Ended September 30, 2010, page 18

4.	We note your response to prior comment one from our previous letter dated September 27, 2010. We remind you to revise future filings to quantify the factors you identify that impacted your results.

Response: We will revise our future filings to include the quantifiable factors that impacted the results.

Liquidity and Capital Resources, page 19

Statements of Cash Flows, page 20

5.	In future filings, please disclose, quantify and explain the reasons for any significant changes in your working capital items during each period.

Response: We will revise our future filings to disclose, quantify and explain the reasons for significant changes to our working capital items during each period.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact me.

Very Truly Yours,

Dais Analytic Corporation

By:	_/s/ Judith C. Norstrud
Judith C. Norstrud
Chief Financial Officer